











FUNDRISE
FLAGSHIP FUND

# Invest in $1.1 billion of real estate with just $10.

Build-for-rent
Single-family rental development near Atlanta, GA

Consistent growth over time is a timeless — if not trendy — way to build real wealth. Our $1.1 billion* real estate fund aims to give your portfolio a new level of balance, growing your net worth for decades to come.

- 4,700+ single-family rental homes
- 7.5% annualized net return[1] to date in 2024
- 3.3+ million square feet of industrial facilities
- Quarterly, penalty-free withdrawals

Multifamily
Income generating apartments near Tampa, FL

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*Net value of the fund's assets less its liabilities as of Jul 1, 2024.

[1]Annualized net return to date in 2024 is calculated as a compound average return of the fund from January 1 2024 through the most recent quarter-end, including both distributions earned and change in share value, and assumes that all distributions are reinvested.

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

## Literature

All investors should consider the investment objectives, risks and charges and expenses of the Fund carefully before investing. Information regarding such considerations, including the prospectus of the '40 Act registered fund may be found below. Investors should read the prospectus carefully before investing.

- Prospectus — External Link
- Statement of Additional Information — PDF attachment
- Notice of Repurchase Offer — PDF attachment
- 2023 Semi-Annual Report — PDF attachment
- Interval Fund Distribution Notice — PDF attachment
- Annual Report for Year-End 2022 — PDF attachment
- Q1 2023 Quarterly Portfolio Holdings — PDF attachment
- Q3 2023 Quarterly Portfolio Holdings — PDF attachment
- Subscription Agreement — PDF attachment

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Washington, DC 20036
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The originating advertising material was sponsored and paid for by the Fundrise Real Estate Interval Fund, LLC. The originating advertising material is a paid endorsement. Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Real Estate Interval Fund, LLC before investing.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional investments over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc. For investors and potential investors who are residents of the State of Washington, please send all correspondence, including any questions or comments, to washingtonstate@fundrise.com.

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